Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

Phone 650.493.4300

Fax 650.493.6811

www.wsgr.com

June 20, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tim Buchmiller
Division of Corporation Finance

Re:	NeoMagic Corporation
Registration Statement on Form S-3, File No. 333-133088

Ladies and Gentlemen:

On behalf of NeoMagic Corporation (“NeoMagic” or the “Company”), we submit this letter to you in response to your letter of April 21, 2006 (the “Comment Letter”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s registration statement filed on Form S-3, File No. 333-133088 (the “Registration Statement”). In addition, we are providing via express delivery three copies of this letter. We have reproduced the Staff’s comments below in bold. The Company’s response to each comment immediately follows the comment.

The Staff’s timely response to this letter would be greatly appreciated. Please let us know if there is anything else we can do to facilitate your review.

Registration Statement on Form S-3

1.	Please provide us with your analysis as to why you believe you satisfy the market value requirements set forth in the proviso to General Instruction I.B.1 of Form S-3 for the use of Form S-3, or amend your registration statement to be on the appropriate form.

Response: On February 6, 2006, NeoMagic had 9,517,730 shares outstanding, of which 20,162 shares were held by executive officers, directors and greater than 5% shareholders. Accordingly, a total of 9,497,568 outstanding shares were held by non-affiliated shareholders. NeoMagic’s closing stock price on February 6, 2006, as reported by the Nasdaq National Market

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System, was $7.91 per share. The public float resulting from multiplying these two numbers together is $75,125,763. NeoMagic filed its Form S-3 registration statement on April 7, 2006, which was within the 60-day eligible window for the Form S-3 filing.

2.	We note that you intend to satisfy the Part III disclosure requirements of your most recent annual report on Form 10-K by incorporating portions of your proxy statement which you will file in connection with your 2006 annual stockholders meeting. Please ensure that you have made a filing that contains all of the Part III information prior to the time you request acceleration of the effectiveness of your registration statement.

Response: NeoMagic intends to file its definitive proxy statement before requesting the acceleration of the effectiveness of its registration statement.

Form 10-K for the Year Ended January 29, 2006

Financial Statements

General

3. We note that although your fiscal years ended January 29, 2006 and January 30, 2005, you present consolidated balance sheets and income statements as of and for the periods ended January 31, 2006, 2005 and 2004 for ease of presentation.

•	Please confirm that your financial statements are in fact presented as of and for the 52 weeks ended January 29, 2006, the 53 weeks ended January 30, 2005 and the 52 weeks ended January 25, 2004. Otherwise, please clearly explain the adjustments you made in order to present the information as of January 31st of each year.

Response: NeoMagic’s financial statements are in fact presented as of and for the 52 weeks ended January 29, 2006, the 53 weeks ended January 30, 2005 and the 52 weeks ended January 25, 2004.

•	Tell us why management believes such presentation is appropriate.

Response: NeoMagic’s fiscal year ends on the last Sunday in January, which results in a changing date each fiscal year end even though each fiscal period is exactly 52 weeks, except every five or six years when it’s 53 weeks. NeoMagic believes that shareholders and other users

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of its financial statements find it easier to read the financial statements when the fiscal and quarterly periods are titled alike. Accordingly, NeoMagic has simplified its presentation by titling January 31 as its fiscal year end and April 30, July 31 and October 31 as its fiscal quarter ends. The actual length in weeks of each fiscal and quarterly period and actual fiscal and quarterly period ends are disclosed in the notes to the quarterly and annual financial statements. This presentation has been used consistently for ease of presentation and management believes that such presentation is appropriate.

•	Please have your auditors explain why they believe that the audit reports, opining on consolidated balance sheets dated January 31, 2006 and 2005 and income statements and cash flows for periods ended January 31, 2006, 2005 and 2004, although the actual period ended on different days and covered different periods, are appropriate and complies with Article 2 of Regulation S-X and PCAOB standards.

Response: NeoMagic’s auditors have advised the Company that they do believe that the audit reports are appropriate and in compliance with Article 2 of Regulation S-X and PCAOB standards because the audit reports identify the financial statements covered by the reports and Note 1 of Notes to Consolidated Financial Statements discloses the method of presentation and discloses the “actual” length of the periods covered by the audit report and the fiscal year end dates.

Note 1. Organization and Summary of Significant Accounting Policies, page 34

Revenue Recognition, Page 34

4. We note that you recognized $8.5 million in licensing revenue in fiscal 2006 related to the licensing of your patents to Sony. Please tell us more about the licensing agreement, including the following:

•	Tell us about any obligations you have during the licensing period, including any perfunctory provisions that must be fulfilled during the licensing period.

Response: On September 1, 2005, NeoMagic entered into a patent licensing agreement with Sony Corporation of Tokyo whereby NeoMagic granted a nonexclusive fully paid license to Sony for all of the Company’s patents in exchange for $8.5 million. NeoMagic has no further obligations to Sony under the agreement or otherwise during the licensing period in connection with this license.

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•	Tell us about any obligations you may have to maintain the patents during the licensing period.

Response: NeoMagic has no obligations to maintain the patents during the licensing period.

•	Tell us about any other ongoing agreements with Sony, if any, to provide services or product.

Response: NeoMagic has no other ongoing agreements with Sony to provide services or product.

•	Tell us the term of the licensing arrangement.

Response: Sony’s license to NeoMagic patents extends until the expiration of the last to expire of the Licensed Patents, as defined in the agreement. Currently the last of the Licensed Patents will expire in June 2024.

•	Tell us why you believe it is appropriate to recognize all of the revenue received from Sony up front, on the date you signed the licensing agreement. Cite the GAAP literature upon which you based your accounting.

Response: NeoMagic is treating the Sony licensing agreement as an operating revenue line item since it is considered part of the operations of the Company and NeoMagic expects this type of revenue to be recurring in the future. NeoMagic maintains several patents that it may license to other third parties in the future and considers these arrangements to be in the ordinary course of its business operations.

NeoMagic recognized the revenue in the third quarter of fiscal 2006 in accordance with the criteria outlined in SAB 101, which are as follows:

1.	There is persuasive evidence of an agreement.

2.	Delivery has occurred or services have been rendered.

3.	The seller’s price to the buyer is fixed or determinable.

4.	Collectability is reasonably assured.

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In addition, we also reviewed SAB 104 and did not find any additional issues that might cause us to reconsider our revenue recognition of the Sony licensing agreement. NeoMagic did not deliver any technology, intellectual property or other intangibles to Sony, and NeoMagic does not have any future delivery obligations. NeoMagic also has no requirement for continued research and development or other type of involvement with Sony. Sony simply took a license to patents without receiving ongoing services or any other deliverables.

5. We note that you issued 1.5 million shares of common stock and warrants to purchase 749,996 shares of common stock in December 2005. We also note that you signed a registration rights agreement with shareholders in conjunction with the offering, which you view as one combined unit with the underlying financial instruments, consistent with View A of EITF 05-04. In addition, it appears that you believe that the maximum potential liquidated damages penalty under the registration rights agreement reflects a reasonable discount for the difference between the fair values of the registered and unregistered shares issuable upon exercise of the financial instrument based on your disclosure that “delivery of unregistered shares is not an uneconomic alternative.” Please clarify the following:

•	Tell us how you applied the guidance in EITF 05-04 in concluding that the maximum liquidated damages should be classified in temporary equity. While we note that the EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue, please tell us how you have considered the guidance in EITF 05-04 and how your accounting is consistent with View A.

Response: The Registration Rights Agreement dated December 13, 2005 (the “Registration Rights Agreement”), which sets forth the terms of registration of the shares for resale, provides potential liquidated damages to the investors with respect to the shares of Common Stock and Warrants issued in the December 2005 financing if the Company does not register and maintain the effectiveness of the registration statement with respect to the shares of Common Stock sold in the private placement as well as the shares of Common Stock deliverable upon future exercise of the Warrants (collectively, the “Shares”). The registration statement on Form S-3 (File No. 333-131026) (the “Resale S-3”) covering the resale of the Shares was declared effective on January 25, 2006 and remains effective. Consistent with View A under EITF 05-04, our financial statements are presented on the basis that the registration rights/liquidated damages clause is combined with each of the financial instruments to which it relates, i.e. the Shares and the Warrants.

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Warrants

With respect to the Warrants, consistent with View A under EITF 05-04, we have combined the payment of the liquidated damages penalty with the Company’s right to deliver shares not then registered for resale in evaluating the financial instrument. The Warrants effectively have two settlement alternatives: (a) the delivery, in exchange for the exercise price, of unregistered shares that are eligible for resale under the Resale S-3 (the “Freely Salable Shares”) or (b) the delivery, in exchange for the exercise price, of unregistered shares at a time when they are not eligible for resale under the Resale S-3 (the “Restricted Shares”), plus the liquidated damages cash penalty required to be paid under the Registration Rights Agreement. Therefore, an assessment was made as required by paragraph 16 of EITF 00-19 as to whether the maximum potential liquidated damages penalty under the Registration Rights Agreement reflects a reasonable discount for the difference between the fair values of the Freely Salable Shares and the Restricted Shares issuable upon exercise of the Warrants.

We concluded based on that assessment that the maximum liquidated damages reflected a reasonable discount for such difference. However, Paragraph 9 of EITF 00-19 states, “If physical settlement is assumed or required and the company is obligated to deliver cash as part of the physical settlement, then public companies should refer to ASR 268 and Topic No. D-98, ‘Classification and Measurement of Redeemable Securities,’ which provide guidance by analogy for those transactions, and account for the transactions as provided below under ‘Equity instruments-temporary equity’. Paragraph 9 goes on to state, “For public companies, contracts that (a) require that the company deliver cash as part of a physical settlement, (b) give the company a choice of either net-cash settlement or physical settlement that requires that the company deliver cash, or (c) give the counterparty a choice of either net-share settlement or physical settlement that requires that the company deliver cash should be initially measured at fair value and reported in permanent equity, and an amount equal to the cash redemption amount under the physical settlement should be transferred to temporary equity” (emphasis added).

Accordingly, even though we concluded that the maximum liquidated damages were less than the discount between a Freely Salable Share and a Restricted Share at the date of issuance and as of January 31, 2006, because the settlement of the Warrants could theoretically involve the delivery of cash (liquidated damages) as part of a physical settlement, and the obligation to pay liquidated damages could be deemed to be outside the control of the Company, we classified the maximum liquidated damages that may be payable in the event of settlement of the Warrants as temporary equity in accordance with Paragraph 9 of EITF 00-19, and classified the balance of the value of the Warrants in stockholders’ equity. We have not concluded that it is likely that we will pay liquidated damages or that such payments are probable. We classified such amount in temporary equity without regard to the probability of such payment consistent with the apparent requirements of ASR 268 and EITF Topic D-98.

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Shares

As previously noted, we have viewed the rights and obligations contained in the Registration Rights Agreement, including the liquidated damages clause, as being combined with the underlying financial instrument to which the registration rights relate, consistent with View A of EITF 05-04. Therefore, we view the potential liquidated damages penalties as also combined with the common stock. Paragraph 9 of EITF Topic D-98 states, “Securities with provisions that allow the holders to be paid upon the occurrence of events that are not solely within the issuer’s control should be classified outside of permanent equity.” Such events include “the failure to maintain the effectiveness of the registration statement.” As it might be argued that the potential payment of liquidated damages is not solely within the Company’s control, we classified the maximum liquidated damages that could be payable related to the Shares in temporary equity. We have not concluded that it is likely that we will pay liquidated damages or that such payments are probable. We classified such amount in temporary equity without regard to the probability of such payment consistent with the apparent requirements of ASR 268 and EITF Topic D-98.

•	Describe clearly any redemption features related to the common shares and warrants.

Response: The Common Stock and the Warrants are not redeemable at the option of the Company or the holders thereof.

•	It appears that you believe you may have to pay out liquidated damages in cash. Please explain why you believe it is appropriate to classify amounts as temporary equity.

Response: Please see our response above in the first part of this Response 5.

•	Tell us how you determined the maximum potential liquidated damages that you could be required to pay to investors.

Response: The amount of liquidated damages is capped under the Registration Rights Agreement at a maximum of 12% of the aggregate amount paid by the original investors for the Shares and the Warrants, which was $9,000,000. We recorded $606,000 in temporary equity at January 31, 2006, which represents the maximum liquidated damages potentially payable related

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to the Warrants and the Shares. This amount was calculated based on the Shares still held by investors that participated in the December 2005 financing (the “Initial Investors”) at the time of the Form 10-K filing (841,667 shares) divided by the total number of Shares issued in the financing of 1,500,000. The resulting ratio of 56.111% was multiplied by the maximum possible liquidated damages of $1,080,000 (12% multiplied by $9,000,000) to yield the total potential liability associated with the possibility that the registration statement might not remain effective at all relevant times for a period of 12 months. At the end of each reporting period, the Company intends to re-calculate the ratio based upon the total number of Shares then outstanding and held by the Initial Investors divided by the total number of Shares originally issued in the financing (1,500,000 shares). The registration contingency is expected to decline over time as the Initial Investors in the December 2005 financing sell their securities.

The Company has carefully reviewed EITF 00-19 in order to determine the appropriate accounting treatment of the Warrants in future periods. In addition, the Company has carefully reviewed the terms of the Warrants. The Company believes that, given the terms of the Warrants and the language in EITF 00-19, there is no possible scenario where a reevaluation of circumstances would require a reclassification of the Warrants.

The Company does not believe that the liquidated damages provision in the Registration Rights Agreement should be regarded as an “uneconomic settlement alternative” that could cause the equity classification of the Warrants to change from period to period. In other words, there are no circumstances under which it would be in the Company’s best economic interests to deliver Restricted Shares and to pay a cash penalty to investors under the Registration Rights Agreement instead of delivering Freely Salable Shares upon exercise of the Warrants. If the Company’s stock price is below the Warrant exercise price of $9.00 per share, there would be no economic motivation for investors to exercise the Warrants because by doing so investors would have to pay a purchase price above the then current market price for Freely Salable Shares. As a result, if the stock price stays below $9.00 per share, no delivery of Shares (or liquidated damages with respect to Shares issuable upon exercise of Warrants) would be required since no Warrants would ever be exercised. If the Company’s stock price rises above the exercise price of $9.00 per share, investors would have an economic motivation to exercise the Warrants and sell the Shares in the open market for a higher price. However, if the Company’s stock price rises above $9.00 per share, the Company has no economic motivation to deliver Restricted Shares instead of Freely Salable Shares because there is no incremental benefit to the Company of delivering Restricted Shares. Rather, there are disadvantages of delivering Restricted Shares to investors, such as the costs associated with violating the Registration Rights Agreement as well as the risk that NeoMagic’s reputation in the financial markets will be damaged. The “reputation risk” could be very damaging for NeoMagic. Both future investors and employees

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could become concerned that the Company would not honor its Warrant or option obligations with Freely Salable Shares. This scenario could cause employees to leave the Company and could severely inhibit NeoMagic’s ability to raise capital in the future. NeoMagic does not believe there is any realistic scenario where it would be economically motivated to deliver Restricted Shares instead of Freely Salable Shares upon exercise of the Warrants. For this reason, the Company does not believe that it needs to reevaluate the classification of the Warrants at any time in the future.

*    *    *    *    *    *

We hope that you will find the foregoing responsive to your comments.

Please direct any questions or comments regarding this filing to Michael J. Danaher or me. My phone number is (650) 320-4643 and Mr. Danaher’s phone number is (650) 320-4625.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Ann Yvonne Walker
Ann Yvonne Walker

cc:	Angela Crane, Accounting Branch Chief
Julie Sherman, Accounting Examiner
Peggy Fisher, Assistant Director, Electronics and Machinery
Douglas Young, NeoMagic Corporation